State of Delaware
Secretary of State
Division of Corporations
Delivered 08:28 PM 11/22/2021
FILED 08:28 PM 11/22/2021
SR 20213873569 - File Number 6073927

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
OPTI-HARVEST, INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

The undersigned, Jonathan Destler, the Chief Executive Officer of Opti-Harvest, Inc., a Delaware corporation (the "Corporation"), hereby certifies:

FIRST: That the Board of Directors of the Corporation duly adopted by unanimous written consent certain resolutions setting forth the proposed amendment to the Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and calling for the submission of such amendment to the stockholders of the Corporation pursuant to Section 242(b)(2) of the General Corporation Law of the State of Delaware, and stating that such amendment will be effective only after approval thereof by the holders of a majority of the outstanding shares of common stock, par value $0.0001 per share, of the Corporation entitled to vote thereon.

SECOND: That thereafter, pursuant to resolutions of the Board of Directors of the Corporation, such amendment was submitted to the holders of a majority of the common stock of the Corporation, and a majority of such holders adopted by written consent the following resolution to amend the Certificate of Incorporation of the Corporation:

RESOLVED, that the Certificate of Incorporation be, and it hereby is, amended by deleting in its entirety the present Article IV and substituting in lieu thereof the following new Article IV:

> ""The aggregate number of shares which the Corporation shall have authority to issue shall consist of one hundred one million (101,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock, par value $0.0001 per share (the "Common Stock"), and one million (1,000,000) shares of "blank check" preferred stock, par value $0.0001 per share (the "Preferred Stock"). The board of directors of the Corporation is authorized, subject to any limitation prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitation or restrictions thereof."

THIRD: That this Certificate of Amendment to the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Certificate of Incorporation on November 16, 2021.

By: ______________________________
Name: Jonathan Destler
Title: Chief Executive Officer